UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

The Howard Hughes Corporation
(Name of Subject Company (Issuer))
Pershing Square, L.P.
Pershing Square International, Ltd.
Pershing Square Holdings, Ltd.
(Offerors)
Pershing Square Capital Management, L.P.
PS Management GP, LLC
William A. Ackman
(Other Persons)
(Names of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
44267D107
(CUSIP Number of Common Stock)

Steve Milankov, Esq.
Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York 10019
(212) 813-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Scott D. Miller
Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on December 4, 2019 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, as previously amended.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*
This calculation is based on 49,901,001 shares of common stock, par value $0.01 per share (each, a “Common Share”), outstanding as of October 10, 2022, according to the Company.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
This calculation is based on 49,901,001 Common Shares outstanding as of October 10, 2022, according to the Company.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,620,164
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,620,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,620,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
This calculation is based on 49,901,001 Common Shares outstanding as of October 10, 2022, according to the Company.

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Purchasers”), to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”), at a price not greater than $60.00 nor less than $52.25 per Common Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest. If the Purchasers accept any Common Shares for purchase pursuant to the Offer, PS, PS International and PSH will purchase approximately 7.47%, 2.27% and 90.26%, respectively, of those Common Shares and their purchase obligation will be several in accordance with those percentages and not joint.
The Purchasers’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). The following persons may, under the applicable rules as construed by the Securities and Exchange Commission (the “SEC”) and case law, be considered to be co-bidders with the Purchasers (although they have no purchase obligations under the Offer): Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States (together with the Purchasers, PSCM and PS Management, the “Pershing Square Persons”).
This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Pershing Square Persons. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.
ITEM 1.   SUMMARY TERM SHEET
Item 1001 of Regulation M-A:
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION
Item 1002(a)-(c) of Regulation M-A:
(a) The information set forth in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c) The information set forth in Section 7 (“Price Range of Common Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
Item 1003(a)-(c) of Regulation M-A:
The information set forth in the section captioned “Introduction,” Section 10 (“Certain Information Concerning Us”) and Annex A (“Certain Information Regarding the General Partners, Controlling Persons, Directors and Executive Officers of the Pershing Square Persons”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION
Item 1004(a) of Regulation M-A:
The information set forth in the section captioned “Introduction,” the section captioned “Summary Term Sheet,” Section 1 (“Terms of the Offer”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”), Section 3 (“Procedures for Tendering Common Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Common Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 12 (“Certain United States Federal Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 1005(a)-(b) of Regulation M-A:
The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 1006(a) and (c)(1)-(7) of Regulation M-A:
The information set forth in the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) of the Offer to Purchase.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 1007(a), (b) and (d) of Regulation M-A:
(a) The information set forth in the section captioned “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) Not applicable.
(d) Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 1008 of Regulation M-A:
(a) The information set forth in the section captioned “Summary Term Sheet,” Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) and Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Item 1009(a) of Regulation M-A:
The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS
The historical and pro forma financial information of the Pershing Square Persons are not material to the Offer because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) cash requirements will be funded from the Purchasers’ available cash. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION
Item 1011(a) and (c) of Regulation M-A:
(a)(1) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) and Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase and Exhibit (d)(1) to this Schedule TO are incorporated herein by reference.
(a)(2)-(5) Not applicable.
(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.
ITEM 12.   EXHIBITS
See Exhibit Index.
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

EXHIBIT INDEX
(a)(1)(i)	Offer to Purchase, dated October 14, 2022.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Text of Summary Advertisement, as published in the Wall Street Journal on October 14, 2022.
(a)(5)	Press Release issued by Pershing Square Capital Management, L.P., dated October 14, 2022.
(b)	None.
(d)(1)	Registration Rights Agreement, dated November 9, 2010 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC on November 19, 2010 by PSCM, PS Management, Pershing Square GP, LLC and William A. Ackman).
(g)	None.
(h)	None.
107	Filing Fee Table

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: October 14, 2022
PERSHING SQUARE, L.P.
By:
Pershing Square GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By:
Pershing Square Capital Management, L.P.,
its investment manager

By: PS Management GP, LLC, its general partner
By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE HOLDINGS, LTD.
By:
Pershing Square Capital Management, L.P., its investment manager

By: PS Management GP, LLC, its general partner
By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PS MANAGEMENT GP, LLC
By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

/s/ William A. Ackman

William A. Ackman